FILER:

      COMPANY DATA:
        COMPANY CONFORMED NAME:     ALLIANT ENERGY CORPORATE SERVICES, INC
        CENTRAL INDEX KEY:
        STANDARD INDUSTRIAL CLASSIFICATION:
        IRS NUMBER:
        STATE OF INCORPORATION:
        FISCAL YEAR END:

      FILING VALUES:
        FORM TYPE:                  U-6B-2
        SEC ACT:
        SEC FILE NUMBER:
        FILM NUMBER:

      BUSINESS ADDRESS:
        STREET 1:                   222 WEST WASHINGTON AVENUE
        CITY:                       MADISON
        STATE:                      WI
        ZIP:                        53703
        BUSINESS PHONE:             608-252-3311

      MAIL ADDRESS:
           STREET 1:                P.O. BOX 192
           CITY:                    MADISON
           STATE:                   WI
           ZIP:                     53701-0192




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D. C. 20549

                                  FORM U-6B-2


                          Certificate of Notification

                    ALLIANT ENERGY CORPORATE SERVICES, INC.
             (Formerly known as "Alliant Services Company, Inc.")

      This certificate is filed by Alliant Energy Corporate Services, Inc. ("Services") on behalf of itself and Alliant Energy Industrial Services, Inc. ("AEIS") (formerly "IES Energy, Inc."), Alliant Energy Field Services, Alliant Energy Integrated Services Company, Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc. ("AEI") (formerly "IES International Inc."), Alliant Energy Investco, Inc. ("Investco") (formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc. ("AER"), Alliant Energy Transportation, Inc. ("AET") (formerly "IES Transportation Inc."), Capital Square Financial Corporation ("CSFC"), Cedar Rapids and Iowa City Railway Company ("CRANDIC"), Energy Performance Services, Inc., EUA Cogenex,
Heartland Energy Group, Heartland Properties, Inc. ("HPI"), Heartland Energy Services, Inc. ("HES"), IEA Delaware, IEI Barge Services Inc. ("Barge"), Industrial Energy Applications, Inc. ("IEA"), Iowa Land & Building Company ("ILBC"), Prairie Ridge Business Park, LP ("Prairie"), RMT, Inc. ("RMT"), Schedin & Associates, Inc. ("Schedin"), Transfer Services, Inc. ("Transfer") (formerly "IES Transfer Services Inc."), Village Lakeshares Inc. ("Village"), Whiting Petroleum Corporation ("Whiting"), and Williams Bulk Transfer.

      This certificate is notice that Alliant Energy Resources, Inc., during the period from January 1, 2001 through March 31, 2001, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].


1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.     Issue, renewal or guaranty - New Issues

3.     Principal amount - See Schedule 1

4.     Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From January 1, 2001 through March 31, 2001

6.     If renewal of security, give date of original issue - Not Applicable

7. Date of maturity of each security - various ranging from 1 day to 108 days.

8. Name of the person to whom each security was issued, renewed or guarantied: Cede & Co.

9.     Collateral given with each security:  None

10.    Consideration received for each security:  See Schedule 1

11.    Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
       a.  the provisions contained in the first sentence of 6(b),  :
       b.  the provisions contained in the fourth sentence of 6(b),  :
       c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.    Not Applicable

14.    Not Applicable

15     Exempt from provisions of 6(a) under Rule 52.


                                   ALLIANT ENERGY CORPORATE SERVICES, INC.


Date: May 14, 2001                  By: ----------------------------------
--------------------                    Edward M. Gleason, VP - Treasurer


                                  Form U-6B-2
                                  Schedule 1

                    ALLIANT ENERGY CORPORATE SERVICES, INC.

              PERIOD FROM JANUARY 1, 2001 THROUGH MARCH 31, 2001

1. During the period from January 1, 2001 through March 31, 2001, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:

                      January      February        March           Quarter
                     ---------------------------------------------------------
 Beginning Balance   $320,500,000  $370,500,000  $382,500,000    $320,500,000
                     $205,000,000  $178,000,000  $308,500,000    $691,500,000
                     $155,000,000  $166,000,000  $273,000,000    $594,000,000
                     $370,500,000  $382,500,000  $418,000,000    $418,000,000


2.    The weighted average interest rate for the period was as follows:

               January          6.255%
               February         6.012%
               March            5.271%
               Quarter          5.846%

3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:

                                    Beginning      Borrowing/      Ending
Participant            Month         Balance      (Repayment)      Balance
-----------------------------------------------------------------------------

Alliant Energy         January         3,690.72     (130,032.41)     133,723.13
Field Services         February      133,723.13      (44,407.11)     178,130.24
                       March         178,130.24      (15,594.04)     193,724.28

Alliant Energy         January    38,146,548.50     (499,035.75)  38,645,584.25
Industrial Services    February   38,645,584.25      638,238.51   38,007,345.74
                       March      38,007,345.74     (311,238.58)  38,318,584.32

Alliant Energy         January     3,151,744.80      (18,998.02)   3,170,742.82
Integrated Services    February    3,170,742.82     (189,246.70)   3,359,989.52
Company                March       3,359,989.52     (187,260.38)   3,547,249.90

Alliant Energy         January    11,611,621.54      (69,992.27)  11,681,613.81
Integrated Services    February   11,681,613.81     (185,291.20)  11,866,905.01
Company Energy         March      11,866,905.01     (138,352.05)  12,005,257.06
Management LLC

Alliant Energy         January     1,076,510.01       (6,488.96)   1,082,998.97
Integrated Services    February    1,082,998.97      (45,068.71)   1,128,067.68
Company Energy         March      11,866,905.01     (138,352.05)  12,005,257.06
Solutions LLC

Alliant Energy         January   207,771,873.89  (61,409,587.11) 269,181,461.00
International, Inc.    February  269,181,461.00   (8,705,935.97) 277,887,396.97
                       March     277,887,396.97  (17,363,544.66) 295,250,941.63

Alliant Energy         January    37,599,568.10     (931,117.06)  38,530,685.16
Investments, Inc.      February   38,530,685.16     (216,693.22)  38,747,378.38
                       March      38,747,378.38   (1,098,414.63)  39,845,793.01

Alliant Energy         January     4,242,051.22         (146.28)   4,242,197.50
Transportation, Inc.   February    4,242,197.50      (33,110.66)   4,275,308.16
                       March       4,275,308.16      (37,440.76)   4,312,748.92

Capital Square         January    (5,149,739.38)     (36,777.96)  (5,112,961.42)
Financial Corp.        February   (5,112,961.42)    (145,619.05)  (4,967,342.37)
                       March      (4,967,342.37)      55,890.38   (5,023,232.75)

Cedar Rapids &         January             0.00      980,000.16     (980,000.16)
Iowa City Railway      February     (980,000.16)     787,541.02   (1,767,541.18)
                       March      (1,767,541.18)  (1,184,878.10)    (582,663.08)

Energys, Inc.          January             0.00            0.00            0.00
                       February            0.00     (702,353.85)     702,353.85
                       March         702,353.85       (5,110.09)     707,463.94

Energy Performance     January             0.00            0.00            0.00
Services               February            0.00            0.00            0.00
                       March               0.00     (204,400.43)     204,400.43

EUA Cogenex            January             0.00            0.00            0.00
                       February            0.00            0.00            0.00
                       March               0.00            0.00            0.00

Heartland Energy       January     3,783,208.67    6,247,248.62   (2,464,039.95)
Group                  February   (2,464,039.95)   2,853,525.80   (5,317,565.75)
                       March      (5,317,565.75)  (8,277,976.75)   2,960,411.00

Heartland              January   (13,084,206.49)  (8,649,777.08)  (4,434,429.41)
Properties, Inc.       February   (4,434,429.41)  (1,851,413.66)  (2,583,015.75)
                       March      (2,583,015.75)  (4,988,702.73)   2,405,686.98

HES                    January     1,771,702.62      (11,250.54)   1,782,953.16
                       February    1,782,953.16      (11,642.34)   1,794,595.50
                       March       1,794,595.50     (107,593.80)   1,902,189.30

IEA Delaware           January     9,054,244.72     (773,269.59)   9,827,514.31
                       February    9,827,514.31      720,607.35    9,106,906.96
                       March       9,106,906.96       64,591.64    9,042,315.32

IEI Barge              January    (1,156,384.64)     217,546.15   (1,373,930.79)
Services, Inc.         February   (1,373,930.79)      27,558.34   (1,401,489.13)
                       March      (1,401,489.13)    (191,644.05)  (1,209,845.08)

Industrial Energy      January             0.00            0.00            0.00
Applications, Inc      February            0.00            0.00            0.00
                       March               0.00            0.00            0.00

Iowa Land & Building   January     5,455,417.50       97,143.00    5,358,274.50
Company                February    5,358,274.50      130,381.97    5,227,892.53
                       March       5,227,892.53       46,372.66    5,181,519.87

Prairie Ridge          January         1,570.56          (29.62)       1,600.18
Business Park, L.P.    February        1,600.18          (44.21)       1,644.39
                       March           1,644.39         (348.45)       1,992.84

RMT, Inc.              January   (12,339,302.86)    (196,828.97) (12,142,473.89)
                       February  (12,142,473.89)  (2,563,356.11)  (9,579,117.78)
                       March      (9,579,117.78)  (4,807,921.25)  (4,771,196.53)

Schedin &              January       856,794.32       75,780.88      781,013.44
Associates, Inc.       February      781,013.44     (164,044.80)     945,058.24
                       March         945,058.24      (20,122.15)     965,180.39

Transfer               January             0.00       25,718.32      (25,718.32)
Services, Inc.         February      (25,718.32)      (9,730.95)     (15,987.37)
                       March         (15,987.37)      10,996.42      (26,983.79)

Village Lakeshares,    January     4,068,742.84      120,923.47    3,947,819.37
Inc.                   February    3,947,819.37      214,900.16    3,732,919.21
                       March       3,732,919.21      160,895.22    3,572,023.99

Whiting Petroleum      January   135,342,443.81    2,584,185.39  132,758,258.42
Corporation            February  132,758,258.42    5,430,739.17  127,327,519.25
                       March     127,327,519.25    6,812,880.61  120,514,638.64

Williams Bulk          January     4,938,068.00      (60,010.22)   4,998,078.22
Transfer               February    4,998,078.22     (110,802.84)   5,108,881.06
                       March       5,108,881.06      (22,376.10)   5,131,257.16


4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

     b. Alliant Energy Industrial Services provides energy consulting, on-site generation, energy commodity and environmental engineering and construction management services.

     c. Alliant Energy Integrated Services Company - Holding Company for AER's Energy Applications, Environmental Consulting, Gas Energy Aggregation, Energy Planning and Energy Management Services businesses.

     d. Alliant Energy Integrated Services-Energy Management LLC - Provides energy information services.

     e. Alliant Energy Integrated Services-Energy Solutions LLC - Provides energy consulting and solutions.

     f. Alliant Energy International, Inc.(formerly "IES International Inc.") - Investments in foreign utilities.

     g. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

     h. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of Alliant Energy Corporation.

     i.  Alliant Energy Transportation, Inc.(formerly "IES Transportation Inc.")
- Holding company for transportation related subsidiaries.

     j.  Capital Square Financial Corp. - Financing services.

     k. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     l. Energy Performance Services, Inc. - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

     m.  Energys, Inc. - Installation and service of energy systems.

     n. EUA Cogenex - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

     o. Heartland Energy Group - Natural gas commodity and management services company.

     p. Heartland Properties, Inc. - Real estate management and community development.

     q.  HES - Holding company with an ownership in ReGenCo LLC.

     r. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

     s.  IEI Barge Services Inc. - Barge terminal and hauling services.

     t.  Industrial  Energy  Applications,   Inc.  -  Commodities-based  energy
services.

     u.  Iowa Land & Building Company - Real estate purchasing.

     v.  Prairie Ridge Business Park, LP - Real estate holding company.

     w.  RMT, Inc. - Environmental consulting and engineering.

     x.  Schedin & Associates, Inc. - Energy consulting.

     y. Transfer Services, Inc. (formerly "IES Transfer Services Inc.") - Operates storage facilities.

     z.  Village Lakeshares Inc. - Real estate and community development.

     aa. Whiting Petroleum Corporation - Crude oil production.

     bb. Williams Bulk Transfer - Bulk materials transloading & storage facility